OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD FILES TECHNICAL REPORT FOR THE

WILLOW CREEK PROJECT, ALASKA

Vancouver, BC, Canada – OCTOBER 23, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has filed a NI 43-101 compliant technical report supporting the independently estimated initial resource for the Coleman deposit within the Company’s Willow Creek project, Alaska as announced on September 11, 2014.

As announced on September 11, 2014, the highlights of the estimate are:

  Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 grams per tonne using a cutoff of 7.0 grams per tonne. An additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 grams per tonne are reported using a cutoff of 7.0 grams per tonne in the Inferred category
  Resource estimate is for the upper Coleman deposit and is based on assays from 132 diamond core holes that were drilled from the surface between 2005-2009
  The resource is up-dip of the historic Coleman workings within veins that vary in thickness from 0.25 to 3.5m and average 0.83m
  The resource is very compact with dimensions of approximately140m by 182m
  There is good potential to increase the size of the deposit by exploring areas down-dip, and both east and west along strike of the Coleman deposit
  The resource occurs on patented claims with permits to be issued by the State of Alaska
  The Willow Creek project lies 60 kilometers north of Anchorage with direct access by 166 kilometers of well-maintained roads

  The report is titled “Technical Report on the Willow Creek Project” prepared by Dave Linebarger of Linebarger Consulting LLC with an effective date of July 1, 2014.

  Project Details

  At Willow, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with banded tellurides and minor sulfide.

  Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other high-grade mineralized shoots are likely to occur near other historic mines.

  Gold Torrent Inc. has completed its due diligence on the Willow Creek Project and is working with Miranda to finalize a Joint Venture Agreement. Once the Joint Venture Agreement is signed Miranda anticipates that Gold Torrent will begin permitting, underground drilling, and other work needed to expand the resource base and fast-track the Coleman into production. Based on the terms of the Joint Venture, Gold Torrent will fund the first US$10 million in capital costs. Miranda will receive 10% of the distributable cash flow until Gold Torrent is repaid and then 30% of the cash flow thereafter. (news release August 6, 2014).

  Qualified Person

  Data disclosed in this press release have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

  About Miranda

  Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

  For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877

  www.mirandagold.com

  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

  This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

  Notice to US investors:

  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

  This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.